SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. ____)*

EuroSite Power Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29881X100

(CUSIP Number)

Gabriel J. Parmese

American DG Energy Inc.

45 First Avenue

Waltham, MA 02451

(401) 490-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 29881X100	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON American DG Energy Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,586,321 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 31,586,321 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 31,586,321 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP NO. 29881X100	Page 3 of 6 Pages

This statement on Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) by American DG Energy Inc. (the "Reporting Person") with respect to the common stock, par value $0.001 per share (the “Common Stock”), of EuroSite Power Inc., a company incorporated under the laws of Delaware (the "Issuer"). The Reporting Person has previously filed a Schedule 13G (as amended from time to time) with respect to these securities, and is hereby reporting its beneficial ownership of the securities on this Schedule 13D.

Item 1. Security and Issuer.

The class of securities to which this Statement on Schedule 13D relates is the Common Stock of the Issuer. The principal executive office of the Issuer is 45 First Avenue, Waltham, MA 02451.

Item 2. IdentiTy and Background.

This statement is being filed by American DG Energy Inc., an organization incorporated in the state of Delaware. The Reporting Person’s principal business is the distribution, ownership, operation and maintenance of clean, on-site energy systems that produce electricity, hot water, heat and cooling. The address of the Reporting Person’s principal office is 45 First Avenue, Waltham, MA 02451. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

John N. Hatsopoulos is a Co-Chief Executive Officer and a director of the Reporting Person and Chairman of the Board and a member of the Board of Directors of the Issuer. His business address is c/o American DG Energy Inc., 45 First Avenue, Waltham, MA 02451. Mr. Hatsopoulos has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Hatsopoulos has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Hatsopoulos is a citizen of the United Stated of America (the “United States”).

Benjamin Locke is a Co-Chief Executive Officer of the Reporting Person. His business address is c/o American DG Energy Inc., 45 First Avenue, Waltham, MA 02451. Mr. Locke has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Locke has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Locke is a citizen of the United States.

Gabriel Parmese is the Chief Financial Officer of the Reporting Person and Chief Financial Officer of the Issuer. His business address is c/o American DG Energy Inc., 45 First Avenue, Waltham, MA 02451. Mr. Parmese has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Parmese has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Parmese is a citizen of the United States.

The directors of the Reporting Person are Charles Maxwell, Deanna Petersen, Francis Mlynarczyk, Jr., Christine Klaskin, John Rowe, Joan Giacinti and Dr. Elias Samaras (each a “Director”, and collectively, inclusive of Mr. Hatsopoulos above, the “Directors”). The business address of each of the Directors is c/o American DG Energy Inc., 45 First Avenue, Waltham, MA 02451. Each of the Directors has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Each of the Directors has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the directors are citizens of the United States, with the exception of Joan Giacinti, who is a French citizen, and Dr. Elias Samaras, who is a Greek citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On October 3, 2014, pursuant to a Convertible Note Amendment Agreement (the “Note Amendment Agreement”) by and among the Reporting Person, the Issuer and certain other noteholders, including John N. Hatsopoulos, the Reporting Person converted, in full, its 4% Senior Convertible Note Due 2017, originally issued on February 20, 2014, in the aggregate principal amount of $1,100,000, into 2,200,000 shares of Common Stock of the Issuer. The note was cancelled and the Reporting Person was issued shares of the Issuer’s Common Stock at a conversion price of $0.50 per share.

 SCHEDULE 13D

CUSIP NO. 29881X100	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

As described in Item 3 above, on October 3, 2014, pursuant to the Note Amendment Agreement, the Reporting Person acquired 2,200,000 shares of the Issuer’s Common Stock through the conversion of a convertible note. In addition, on October 3, 2014, pursuant to that same Note Amendment Agreement, (i) the Reporting Person disposed of 9,409,000 shares of the Issuer’s Common Stock in connection with the prepayment of current and future interest on certain of the Reporting Person's 6% Senior Unsecured Convertible Debentures Due 2018 (the “Old Debentures”), (ii) in connection with the payment of the interest then due on the Old Debentures, the Reporting Person issued to the noteholders warrants to purchase up to 1,164,000 shares of Common Stock of the Issuer owned by the Reporting Person at an exercise price of $0.60 per share and an expiration date of October 3, 2017 (the “Warrants”), and (iii) the Reporting Person exchanged the Old Debentures for like principal amounts of 6% Senior Unsecured Convertible Debentures Due 2018, amended to reflect the prepayment to the noteholders of all accrued and future interest under the Old Debentures. Included among the noteholders party to the Note Amendment Agreement was Mr. Hatsopoulos, who received Warrants to purchase up to 144,000 shares of Common Stock of the Issuer owned by American DG Energy Inc. and 1,164,000 shares of the Issuer’s Common Stock.

The Reporting Person is the beneficial owner of 48.0% of the Issuer’s outstanding Common Stock, as further discussed in Item 5 below, and as a result of such ownership may have the ability to control the activities of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)          According to information provided by the Issuer, 65,747,100 shares of the Issuer’s Common Stock were outstanding as of May 14, 2015. As of May 14, 2015, the Reporting Person directly beneficially owns 31,586,321 shares, or 48.0% of the shares outstanding, of the Issuer’s Common Stock.

As of May 14, 2015, John N. Hatsopoulos beneficially owns 3,099,691 shares, or 4.7% of the shares outstanding, of the Issuer’s Common Stock, of which 100,000 shares consist of currently exercisable stock options and of which 144,000 shares consist of currently exercisable warrants to purchase Common Stock.

As of May 14, 2015, Francis Mlynarczyk, Jr. beneficially owns 27,500 shares, or 0.0% of the shares outstanding, of the Issuer’s Common Stock.

As of May 14, 2015, Joan Giacinti beneficially owns 1,700,000 shares, or 2.6% of the shares outstanding, of the Issuer’s Common Stock, of which 50,000 shares consist of currently exercisable stock options.

As of May 14, 2015, Gabriel Parmese beneficially owns 55,500 shares, or 0.1% of the shares outstanding, of the Issuer’s Common Stock.

Other than the foregoing, none of the other Directors or Officers of the Reporting Person beneficially owns any of the Issuer’s Common stock. The Reporting Person disclaims ownership of any of the Issuer’s shares owned or controlled by Directors or Officers of the Reporting Person.

(b)          The Reporting Person has sole voting and dispositive power of all 31,586,321 of its shares of the Issuer’s Common Stock.

John N. Hatsopoulos has sole voting and dispositive power with respect to 2,209,294 of his shares of the Issuer’s Common Stock and joint voting and dispositive power of 890,397 shares of the Issuer’s Common stock with his wife, Patricia L. Hatsopoulos.

All of the other Reporting Person’s Directors and Officers who own the Issuer’s Common Stock have sole voting and dispositive power with respect to their shares.

(c)          On April 17, 2015, John Hatsopoulos’s spouse acquired 1,000 shares of the Issuer’s Common Stock in an open market transaction for $0.71 per share.

Other than the transactions disclosed in this Item 5(c) and Items 3 and 4 above, no other transaction in the class of securities reported have been effected during the past 60 days by the Reporting Person or any of the Reporting Person’s Directors or Officers.

(d)          Inapplicable.

(e)          Inapplicable.

SCHEDULE 13D

CUSIP NO. 29881X100	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The conversion of the 4% Senior Convertible Note Due 2017 held by the Reporting Person into 2,200,000 shares of Common Stock of the Issuer, the disposition of the 9,409,000 shares of the Issuer’s Common Stock held by the Reporting Person in connection with the prepayment of current and future interest on certain of the Reporting Person's 6% Senior Unsecured Convertible Debentures Due 2018 and the issuance by the Reporting Person of the Warrants to purchase up to 1,164,000 shares of Common Stock of the Issuer owned by the Reporting Person was governed by a Convertible Note Amendment Agreement, dated October 3, 2014.

Pursuant to the Exchange Agreement, the Reporting Person disposed of 1,320,000 shares of the Issuer’s Common Stock and received an equal number of the Reporting Person’s own shares in return.

The descriptions of the Convertible Note Amendment Agreement, the Warrants and the Exchange Agreement are qualified in their entirety by the full text of such agreements, which are filed herewith as Exhibits 1, 2 and 3, respectively.

Other than as described above and in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer between the Reporting Person, the Directors, Officers and any other person.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Convertible Note Amendment Agreement, dated October 3, 2014, by and among the Reporting Person, the Issuer and certain other noteholders.*

Exhibit 2: Form of Warrant issued by the Reporting Person.**

Exhibit 3: Exchange Agreement, dated January 29, 2015, by and between the Reporting Person and an investor.***

__________

*Incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Reporting Person on October 6, 2014.

**Incorporated by reference from Exhibit 4.2 to the Form 8-K filed by the Reporting Person on October 6, 2014.

***Incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Reporting Person on February 4, 2015.

SCHEDULE 13D

CUSIP NO. 29881X100	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2015	Gabriel J. Parmese

	By:	/s/ Gabriel J. Parmese
Chief Financial Officer